Exhibit 21
SUBSIDIARIES

Company	Jurisdiction

Voium Technologies, Ltd.	Cayman Islands
Vastland Holding Beijing Co., Ltd.	China
Candidsoft Technologies Co. Ltd. of Beijing	China
EastWest Global Communications, Inc.	Florida
StreamJet.Net, Inc.	Texas
Sino-Connection Corp.	Texas
Voium USA Inc.	Texas
Sino Beyond Ltd.	Hong Kong